FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Trillion Energy International Inc. (the "Company"):

1. We have evaluated the Company's reserves data as of December 31, 2022. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2022, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2022, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – US M$)			
			Audited	Evaluated	Reviewed	Total
GLJ Ltd.	Dec. 31, 2022	Türkiye	-	431,533	-	431,533

6. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

GLJ

7. We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8. Because the reserves data are based on judgements regarding future events, actual results will vary, and the variations may be material.

Executed as to our report referred to above:

GLJ Ltd., Calgary, Alberta, Canada, March 15, 2023

Patrick A. Olenick, P. Eng.
Vice President, International Evaluations